1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103                                   & Bockius LLP
Tel: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001



April 15, 2013



VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 209 (File No.033-42484) and Amendment No. 210(File No.811-06400) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 209 and, under the Investment Company Act of 1940, as amended, Amendment No. 210 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing one new series to the Trust: the Sarofim Equity Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,


/s/ Leon E. Salkin
------------------
Leon E. Salkin